One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Healthcare & WellnessRx Trust

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Healthcare & WellnessRx Trust

Registration Statement on Form N-2 (File No. 333-187842)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on May 20, 2013 or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Agnes Mullady
Name: Agnes Mullady Title: President